Exhibit 99.1

Oncolytics Biotech® Inc. Collaborators Present REOLYSIN® and Checkpoint Inhibitor Combination Preclinical Data at AACR Tumor Immunology and Immunotherapy Conference

CALGARY, Dec. 4, 2014 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC) (NASDAQ:ONCY) today announced a poster presentation by the Company's research collaborators, Vile et al., titled "Combination Therapy with Reovirus and PD-1 Blockade Effectively Establishes Tumour Control Via Innate and Adaptive Immune Responses" was made at the AACR Tumor Immunology and Immunotherapy Conference being held from December 1st through 4th in Orlando, Florida.

"The preclinical data presented by our collaborators demonstrates that REOLYSIN® increases the therapeutic activity of check point inhibitors," said Dr. Brad Thompson, President and CEO of Oncolytics. "This finding is critical and supportive of the further investigation of REOLYSIN® in combination with this important new class of therapeutics."

REOLYSIN® has been found to generate both an anti-tumour response against reovirus-infected tumour cells and an immune reaction as those cells are killed. The collaborators' research intended to exploit the immune components of reovirus therapy by testing REOLYSIN® in combination with systemic checkpoint inhibition (using anti-PD-1 antibodies), which increases the immune system's ability to recognize and attack cancer cells.

Testing of the combination was conducted in immune-competent mouse models with established B16 melanomas. The investigators concluded that in this model, administering systemic anti-PD-1 antibody with intra-tumoural reovirus significantly enhanced survival compared to intra-tumoural reovirus alone (p<0.01), with 40% of the mice being cured long-term; that combination therapy of reovirus with PD-1 blockade delivers significant survival benefit by augmenting tumour specific NK (natural killer) responses and specifically attenuating tumour specific immunosuppression; and, that the combination of checkpoint inhibition therapy with reovirus oncolytic/immunotherapy represents a readily translatable method to enhance the therapeutic value of either alone.

Two other abstracts examining the use of the reovirus, titled "PDL-1 Blockade and Sunitinib Enhance the Efficiency of Oncolytic Viral Therapy" by Morris et al., and "Systemic Oncolytic Reovirus for the Treatment of Primary and Secondary Brain Tumors" by Melcher et al., were submitted and presented as posters.  Copies of the abstracts and posters, when available, will be found on the Oncolytics website at: http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to preclinical work with checkpoint inhibitors, the translational study in brain cancer, future trials in these indications, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 04-DEC-14